SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                            FORM 6-K

                    REPORT OF FOREIGN ISSUER
            PURSUANT TO RULA 13a-16 OR 15d-16 OF THE
                SECURITIES EXCHANGE ACT OF 1934

                         May 31, 2000

                       CREO PRODUCTS INC.
     (Exact name of Registrant as specified in its charter)

                        3700 Gilmore Way
                  Burnaby, B.C. Canada V5G 4M1
            (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

     Form 20-F     x          Form 40-F
                  ---                      ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes            No     x
           ---            ---

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                        FOR IMMEDIATE RELEASE

                 CREO ACQUIRES INTENSE SOFTWARE INC.

Vancouver, BC, CANADA (31 May, 2000)   Creo Products Inc. (NASDAQ: CREO; TSE:
CRE) ("Creo") is pleased to announce the acquisition of Intense Software Inc., a Vancouver-based software development company. The acquisition of the Intense Software assets - in exchange for US $16 million in combined cash and stock - gives Creo exclusive rights to technologies and products that will complement CreoScitex systems. CreoScitex is the principal operating division of Creo and focuses on the graphic arts industry.

Founded in 1995, Intense Software develops and markets software for graphic designers, business users, and printing professionals. The company also custom-engineers software under contract for several industry-leading companies. Through this acquisition, Creo will gain access to the existing network of over 50 of Intense Software distributors and resellers in North America, Europe, the Pacific Rim, Japan, and Latin America.

Intense Software products help users add value to all aspects of the creation process. Several content-modification plug-in products are of particular interest for ongoing application in the graphic arts industry through
CreoScitex:

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PDF Seps2Comp     An Adobe(R) Acrobat(R) plug-in for converting separated PDF files to composite PDF files

Powertone         An Adobe PhotoShop(R) plug-in for creating stunning duotones

Silvertone        An Adobe PhotoShop plug-in for creating spot metallic
                  separations

Kimbo An Adobe Illustrator(R) plug-in for simplifying the creation of difficult and time-consuming artwork

Curvius           An Adobe Illustrator plug-in for cleaning up vector art

Intense has performed custom software engineering for industry-leading companies involved in prepress and print-production. Through this work and other development, the team has developed core expertise in PostScript, PDF, and color conversion.

"Bringing the Intense team on board will help CreoScitex expand activities in the content-creation area, where customers are increasing their knowledge and application of advanced digital technologies at an incredible pace," said Judi Hess, Corporate VP of Printing Workflow Solutions at CreoScitex. "In the future, we see Intense expertise contributing to new PDF developments, innovative new plug-ins, and other significant advancements in the CreoScitex workflow product group."

"Joining Creo will allow us to deliver the benefits of Intense products to a much larger market worldwide," said Vince Lebow, President of Intense Software Inc. "Combining our specialized expertise with the broad strengths of CreoScitex in the graphic arts industry will result in the best tools for customers at the content-creation stage of print-production."


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As part of the agreement, 30 employees of Intense Software Inc. - including its founders - will take on new roles within the CreoScitex graphic arts division of Creo.

                              -###-

About Creo
Based in Vancouver, Canada, Creo Products Inc. is a publicly held high-technology company focused on the application of imaging and information technology. Through CreoScitex - its principal operating division - Creo is leading the digital transformation of the graphic arts industry. Creo Products Inc. trades under the symbols CREO on NASDAQ and CRE on the Toronto Stock Exchange. www.creo.com

Creo, the Creo logo, CreoScitex, and the CreoScitex logo, are registered trademarks or trademarks of Creo Products Inc. Other products may be the